Law Offices Ballard Spahr Andrews & Ingersoll, LLP 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PA 19103-7599 215-665-8500 FAX: 215-864-8999 www.ballardspahr.com	ATLANTA, GA Baltimore, MD Bethesda, MD Denver, CO Las Vegas, NV Los Angeles, CA Philadelphia, PA Phoenix, AZ Salt Lake City, UT Voorhees, NJ Washington, DC Wilmington, DE

JUSTIN P. KLEIN
Direct Dial: (215) 864-8606
Personal Fax: (215) 864-9166
E-Mail: kleinj@ballardspahr.com

December 23, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:  Jim B. Rosenberg
                    Senior Assistant Chief Accountant

Re:	Harleysville Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended September 30, 2008

Definitive Proxy Statement filed March 25, 2008

File No. 0-14697

Ladies and Gentlemen:

We are providing this response letter on behalf of Harleysville Group Inc. (the “Registrant” or the “Company”) to the Staff’s comment letter dated November 24, 2008 regarding the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2007 (the “2007 10-K”), Form 10-Q for the Quarterly Period Ended September 30, 2008 (the “Third Quarter 2008 10-Q”) and the Definitive Proxy Statement filed March 25, 2008 (the “2008 Proxy Statement”).  For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.

Securities and Exchange Commission
December 23, 2008

Form 10-K for the fiscal year ended December 31, 2007

Report of Independent Registered Public Accounting Firm, pages 75 and 77

1.
Please provide an audit report that indicates the city and state where issued.  Please also provide an audit report on internal control over financial reporting that also indicates the city and state where issued.  Please refer to Article 2.02(a) of Regulation S-X.

RESPONSE:  The audit report and the audit report on internal control over financial reporting were issued in Philadelphia, Pennsylvania.  City and state of issuance will be indicated in audit reports included in future filings.

Note 1 - Description of Business and Summary of Significant Accounting Policies
Policy Acquisition Costs, page 53

2.	Please refer to the last sentence of your policy note. Please tell us how this complies with paragraphs 33 and 34 of SFAS 60 and propose any necessary revised disclosure to clarify.

RESPONSE:  Paragraph 33 of SFAS 60 requires recognition of a premium deficiency if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance costs exceeds related unearned premiums.  Paragraph 34 of SFAS 60 requires that this deficiency first be charged against any unamortized acquisition costs and that any deficiency in excess of the unamortized acquisition costs be accrued as an additional liability.  The last sentence of our policy note will be revised to read as follows:  “If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off and further analyses would be performed to determine if an additional liability would need to be accrued.”

3.
You disclose that deferred policy acquisition costs are stated at a net realizable value that factors in expected losses and loss settlement expenses.  Given that the combined loss ratio on your workers compensation line of business has been in excess of 112% over each of the last three years and through the interim period ended September 30, 2008, please tell us why a premium deficiency did not exist with respect to this line of business as of December 31, 2007 and September 30, 2008.

RESPONSE:  The Company acquires, services and measures the profitability of its insurance business, which is obtained through independent agents, on a total all lines basis.  The Company evaluates and compensates its independent agents based on the agent’s total book of business.  The Company attempts to write all of an insured’s coverage needs and does not typically write monoline coverage.  The

Securities and Exchange Commission
December 23, 2008

Company regularly analyzes the recoverability of deferred policy acquisition costs and performs a review for potential premium deficiency on a total of all lines of business basis.  The Company has consistently performed the recoverability analysis on this basis.  There were no premium deficiencies as of December 31, 2007 and September 30, 2008, as the sum of all lines of business expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance costs did not exceed the related unearned premiums.

Form 10-Q for the quarter ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Liquidity and Capital Resources, page 29

4.
We noted that you recognized an impairment charge of $17.7 million on equity securities in the third quarter of 2008 as the company is planning to sell certain investments.  Please revise your disclosure to provide the chronology of events that led to your decision to sell these securities that resulted in the significant impairment recorded in the current period.

RESPONSE:  The following is a chronology of events that led to the Company’s decision to sell certain equity securities, resulting in the impairment charge of $17.7 million in the third quarter of 2008:

1.
In 2006, the Company sold all of its holdings of individual equity securities and invested in equity index funds.  As a result of this transaction, the Company recognized a capital gain of approximately $40 million.  The realized capital gains resulted in taxes payable of approximately $14 million.  Under existing federal income tax regulations, such taxes can be recovered in future periods to the extent capital losses are recognized.

2.
Through September 30, 2008, the Company’s equity index fund holdings on an overall basis were trading at approximately 14%, or $17.7 million, below cost.  During October 2008, the significant declines in the overall equity markets resulted in further declines in the Company’s equity index funds, from 14% to 37%, or $47.4 million, below cost as of October 24, 2008.

3.
As a result of the additional decline of equity index fund holdings in October 2008, consideration of the duration of impairment and the likelihood of near term recovery and the availability to carryback realized capital losses for income tax purposes upon disposal of the equity index funds, management determined that it was appropriate to sell the equity investments and recover a portion of the federal income taxes which were previously paid as a result of the 2006 transaction discussed above.

4.	The equity index funds were sold in November 2008.

Securities and Exchange Commission
December 23, 2008

The Company will revise the disclosure in future filings to reflect information regarding the chronology of events (consistent with the foregoing) leading to the decision to sell securities that resulted in the significant impairment charge.

Note 4 – Investments, page 10

5.
You disclosed that you use a pricing service to estimate fair value.  To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
•	Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;
•	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
•	Whether the quotes obtained from third parties are binding or non-binding; and
•
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

RESPONSE:  The Company utilizes a nationally recognized independent pricing service to obtain fair value estimates for its fixed maturity holdings because of the detailed process it uses in arriving at a fair value estimate.  For fixed maturity securities that have quoted prices in active markets, market quotations are provided.  For fixed maturity securities that do not trade on a daily basis, the independent pricing service prepares estimates of fair value using a wide array of observable inputs including relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.  The observable market inputs that our independent pricing service utilizes include, listed in approximate order of priority: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications.  Additionally, the independent pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios.

When the independent pricing service provides a fair value estimate, the Company uses that estimate.  The independent pricing service provided a fair value estimate for all of the investments classified as level 1 investments within the fair value hierarchy at September 30, 2008 and approximately 98% of the investments classified as level 2 estimates within the fair value hierarchy at

Securities and Exchange Commission
December 23, 2008

September 30, 2008.  The fair value of all level 2 securities is based on observable market inputs.

In instances when the independent pricing service is unable to provide a fair value estimate, the Company attempts to obtain a non-binding fair value estimate from a number of broker/dealers and reviews any fair value estimate reported by an independent business news service.  In instances where only one broker/dealer provides a fair value estimate for a fixed maturity security, the Company uses that estimate.  In instances where the Company is able to obtain fair value estimates from more than one broker/dealer, the Company generally uses the lowest or next to lowest fair value estimate.  In instances where neither the independent pricing service nor a broker/dealer is able to provide a fair value estimate, the fair value is based on cash flow analysis and other valuation techniques which utilize significant unobservable inputs and the Company classifies the fixed maturity investment as a level 3 investment.  Level 3 investments represent less than 1% of the Company’s total investment portfolio.

Quotes obtained from third parties are non-binding.  The third parties from whom quotes are obtained are knowledgeable market participants that have a detailed understanding of the sector, the security type and the issuer.  The non-binding quotes are fair value estimates based on observable market data utilized by these market participants.  The Company does not adjust quotes or prices obtained from third parties.

Management reviews, on an ongoing basis, the reasonableness of the methodologies employed by the independent pricing service.  As part of the monthly review process, management examines the prices obtained from the independent pricing service.  This process routinely involves reviewing any available recent transaction activity reported via various investment research tools.  Additionally, the Company tracks changes in credit ratings of all fixed maturity securities on a monthly basis and performs a more in-depth, quarterly evaluation of fixed income securities that are rated below single A by Moody’s and/or S&P.  If as a result of its review, management does not believe that a price received with respect to any particular security is a reasonable estimate of the fair value of the security, it will discuss this with the independent pricing service to resolve the discrepancy.  Management then determines the appropriate level of classification of each investment within the fair value hierarchy in accordance with SFAS 157, based on its evaluation of the inputs used in determining the fair value.

The Company will revise the disclosure in future filings to reflect additional information regarding the determination of fair value (consistent with the foregoing).

Securities and Exchange Commission
December 23, 2008

Proxy Statement filed March 25, 2008

Executive Compensation
Compensation Discussion and Analysis
Compensation Program for 2007, page 27

6.
We note that the Compensation Committee considered the achievement of individual performance objectives as a factor in its determination of base salary and incentive compensation.  However, the Company does not give any indication of the nature of these individual goals or discuss its assessments of how satisfactorily these goals were met.  Please specifically describe these goals and discuss which individual goals were met, which goals were not met and how this information was used to determine each officer’s bonus for each named executive officer.

RESPONSE:  In evaluating its disclosure obligations for the 2007 compensation disclosure, the Company considered the need to include information about specific individual performance objectives, and determined that disclosure of specific individual performance measures was not material to an understanding of the compensation determinations made and the compensation paid to the Company’s named executive officers (“NEOs”).  This determination was based primarily on the fact that the assessments made by the CEO (for the other NEOs) and the Compensation Committee (for the CEO) were focused on overall performance of position responsibilities, as well as on individual objectives as a whole, not on discrete performance of individual performance objectives.

In future filings the Company will include, in accordance with Item 402(b) of Regulation S-K, additional disclosure regarding material individual performance measures.  For example, for 2008, the Company has determined that individual performance objectives are more likely to be material to an understanding of NEO compensation.  Therefore, the Company expects that such expanded disclosure for 2008 will include information regarding the impact and import of such goals on the considerations of the Compensation Committee in determining NEO base salary and incentive compensation and a description of the types of individual performance objectives for each NEO, including how such objectives relate to position responsibilities and how quantitative individual performance objectives tie to the Company’s performance objectives, if applicable.  In addition, where material to understanding the Company’s compensation policies and decisions, and in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will disclose more specific information regarding individual performance goals established by and for its NEOs, including the CEO, whether such objectives were met, and how information related to individual performance objectives was used by the Compensation Committee.

Securities and Exchange Commission
December 23, 2008

Related Party Transactions
Transactions with Harleysville Mutual, page 53

7.
We note the disclosure related to amounts borrowed from Harleysville Mutual in 1991.  Please disclose the largest aggregate indebtedness outstanding since the last fiscal year and amounts of interest payable during the year ended December 31, 2007.

RESPONSE:  The largest aggregate indebtedness outstanding since the last fiscal year was $18,500,000.  This amount excludes any intercompany balances, which are settled on a regular basis.  Interest on the $18,500,000 loan during 2007 was $1,057,000.  The Company will make disclosures consistent with the foregoing in future filings.

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the 2007 10-K, Third Quarter 2008 10-Q and 2008 Proxy Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the 2007 10-K, Third Quarter 2008 10-Q and 2008 Proxy Statement do not foreclose the Commission from taking any action with respect to the 2007 10-K, Third Quarter 2008 10-Q and 2008 Proxy Statement; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ Justin P. Klein

Justin P. Klein

cc:           Arthur E. Chandler, Senior Vice President and Chief Financial Officer
Robert A. Kauffman, Esquire, Senior Vice President, Secretary, General Counsel
and Chief Governance Officer